UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Access Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

00434L109

(CUSIP Number)

Craig L. Rainey

One Williams Center

Tulsa, Oklahoma 74172-0172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00434L109	Page 2 of 11

1.	Names of Reporting Persons The Williams Companies, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,066,720 Common Units+
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 46,066,720 Common Units+
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,066,720 Common Units+
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.1%++
14.	Type of Reporting Person (See Instructions) CO

+	Includes 46,066,720 Common Units issuable upon conversion of 34,538,061 Subordinated Units, 5,929,025 Class B Units and 5,599,634 Class C Units, all of which may be deemed to be beneficially owned by the Reporting Person.
++	Calculated in accordance with Rule 13d-3(d)(1), based on 97,323,118 of the Issuer’s Common Units outstanding as of December 18, 2012 and a total of 46,066,720 Common Units issuable upon the conversion of all of the outstanding Subordinated Units, Class B Units and Class C Units owned by the Reporting Person.

Introduction

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (“Common Units”) of Access Midstream Partners, L.P. (the “Issuer”). The Issuer is a Delaware limited partnership and its principal executive offices are located at 900 NW 63rd Street, Oklahoma City, Oklahoma 73118.

Common Units are issuable on a one-for-one basis upon the conversion of the (i) Subordinated Units representing limited partner interests of the Issuer (“Subordinated Units”); (ii) Convertible Class B units representing limited partner interests of the Issuer (“Class B Units”); and (iii) Subordinated Class C units representing limited partner interests of the Issuer (“Class C Units”).

Item 2.	Identity and Background

(a) This Schedule 13D is filed by The Williams Companies, Inc., a Delaware corporation (“Williams”).

(b) The business address of Williams is One Williams Center, Tulsa, Oklahoma, 74172-0172.

(c) The principal business of Williams is to provide the energy infrastructure to connect North America’s hydrocarbon resource plays to markets for natural gas, natural gas liquids and olefins.

(d)–(e) During the past five years, Williams has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling Williams, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. None of the Listed Persons have any beneficial interest in any Common Units. To Williams’s knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Williams has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Williams raised the funds for its purchase of the Subject Interests (as defined in Item 4 below) through underwritten public offerings of its equity and debt securities. On December 18, 2012, Williams completed a registered offering of 53,475,000 shares of its common stock priced at $31.00 per share. Also on December 18, 2012, Williams completed an $850 million registered offering of its 3.700% Senior Notes due 2023. The combined net proceeds to Williams of these offerings were approximately $2.45 billion.

Item 4.	Purpose of Transaction

Williams acquired the Class B Units, the Class C Units and the Subordinated Units described below (together with the Common Units issuable upon conversion of such securities, the “Subject Interests”) for investment purposes. In connection with the acquisition of the Subject Interests, Williams also acquired 50% of the outstanding equity interests in Access Midstream Ventures, L.L.C. (“AMV”), the sole member of Access Midstream Partners GP, L.L.C. (the “General Partner”), the general partner of the Issuer. The General Partner holds all of the Issuer’s incentive distribution rights and a 2% general partner interest in the Issuer. The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately owned and controlled by Williams and certain affiliates of Global Infrastructure Investors II, LLC.

Williams acquired 34,538,061 Subordinated Units of the Issuer and 50% of the outstanding equity interests in AMV on December 20, 2012 pursuant to a Purchase Agreement dated December 11, 2012 (the “Purchase Agreement”) with GIP-A Holding (CHK), L.P., GIP-B Holding (CHK), L.P. and GIP-C Holding (CHK), L.P. The approximate purchase price for the Subordinated Units was $34.12 per unit.

Williams acquired the Class B Units and Class C Units described herein pursuant to a Subscription Agreement (the “Subscription Agreement”) dated as of December 11, 2012, by and among the Issuer, the General Partner, Williams and GIP II Hawk Holdings Partnership, L.P. (“GIP II Hawk”). On December 20, 2012, Williams and GIP II Hawk each purchased from the Issuer: (i) 5,929,025 Class B Units, and (ii) 5,599,634 Class C Units. The Issuer also sold to the General Partner a number of general partnership units sufficient to maintain the General Partner’s 2% percent general partner interest in the Issuer. The approximate purchase price for the Class B Units was $28.93 per unit and the approximate purchase price for the Class C Units was $30.63 per unit.

The foregoing descriptions of the Purchase Agreement and the Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Subscription Agreement filed as Exhibit 1 and Exhibit 2 hereto, respectively, which are incorporated in their entirety in this Item 4.

The Subordinated Units may only receive distributions after the Common Units have received the minimum quarterly distributions to which they are entitled, plus any arrearages in the payment of the minimum quarterly distributions from prior quarters. The Subordinated Units will convert into common units on a one-for-one basis at such time when the Issuer has earned and paid at least the minimum quarterly distribution per quarter on each common unit, subordinated unit and general partner unit for any three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2013. The Subordinated Units will also convert to Common Units if the Issuer has earned and paid at least 150% of the minimum quarterly distribution on each outstanding Common Unit, Subordinated Unit and general partner unit for each calendar quarter in a four-quarter period. The Subordinated Units will also convert into Common Units if the General Partner is removed without cause and the units held by the General Partner and its affiliates are not voted in favor of removal. The Subordinated Units are transferable subject to compliance with securities laws and certain other restrictions.

The Class B Units are not entitled to cash distributions. Instead, prior to conversion into Common Units, the Class B Units will receive quarterly distributions of additional paid-in-kind Class B Units. The amount of each quarterly distribution per Class B Unit will be the quotient of the quarterly distribution paid to Common Units by the volume-weighted average price of the Common Units for the 30-day period prior to the declaration of the quarterly distribution to Common Units. Effective on the business day after the record date for the distribution on Common Units for the fiscal quarter ending December 31, 2014, each Class B Unit will become convertible at the election of either the holder of such Class B Unit or the Issuer into a Common Unit on a one-for-one basis. In the event of a liquidation of the Issuer, the holder of Class B Units will be entitled to receive out of the Issuer’s assets available for distribution to the partners the positive balance in such holder’s capital account in respect of such Class B Units, determined after allocating the Issuer’s net income or net loss among the partners. In the event of a merger or other extraordinary transaction involving the Issuer, the Class B Units will be converted into Common Units immediately prior to such transaction. The holders of Class B Units will vote together with the Common Units on all matters submitted to a vote of the Issuer’s unitholders (subject to certain exceptions as set forth in the Issuer’s partnership agreement or as otherwise required by law), on an as-converted basis. The Class B Units will be entitled to vote as a separate class on any matter on which unitholders are entitled to vote that adversely affects the rights or preferences of the Class B Units in relation to other classes. The Issuer also has agreed not to take any action that adversely affects any of the rights, preferences or privileges of the Class B Units or issue any equity securities other than Common Units, the Class C Units or additional General Partner interests unless the holders of a majority of the outstanding Class B Units approves such issuance. The Class B Units are transferable subject to compliance with securities laws and certain other restrictions.

The Class C Units are entitled to quarterly cash distributions after the Common Units have received the minimum quarterly distribution, plus any arrearages from prior quarters. The Class C Units will participate pro rata thereafter with all outstanding Subordinated Units until the Subordinated Units and Class C Units receive the minimum quarterly distribution, after which the Class C Units will participate in further cash distributions pro rata with the Common Units. Effective on the business day after the record date for the distribution on Common Units for the fiscal quarter ending December 31, 2013, each Class C Unit will become convertible at the election of either the holder of such Class C Unit or the Issuer into a Common Unit on a one-for-one basis. In the event of a liquidation of the Issuer, the holder of Class C Units will be entitled to receive out of the Issuer’s assets available for distribution to the partners the positive balance in such holder’s capital account in respect of such Class C Units, determined after allocating the Issuer’s net income or net loss among the partners. In the event of a merger or other extraordinary transaction involving the Issuer, the Class C Units will be converted into Common Units immediately prior to such transaction. The holders of Class C Units will vote together with the Common Units on all matters submitted to a vote of the Issuer’s unitholders (subject to certain exceptions as set forth in the Issuer’s partnership agreement or as otherwise required by law), on an as-converted basis. The Class C Units will be entitled to vote as a separate class on any matter on which unitholders are entitled to vote that adversely affects the rights or preferences of the Class C Units in relation to other classes. The Issuer also has agreed not to take any action that adversely affects any of the rights, preferences or privileges of the Class C Units. The Class C Units are transferable subject to compliance with securities laws and certain other restrictions.

In connection with the acquisition of the Subject Interests, Williams obtained the right to designate, and has designated, certain members of the board of directors of the General Partner.

Williams may make additional purchases of Common Units either in the open market or in private transactions. Any actions that Williams might undertake, including any actions to acquire additional Common Units, or to retain or sell all or a portion of the Subject Interests, will be dependent upon Williams’s review of numerous factors, including, among other things, the price levels of the Common Units or Subject Interests; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as described in this Item 4, Williams has no other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. Williams may change its plans or proposals in the future. Williams reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its respective holdings of securities of the Issuer or to change its intentions with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) Williams is the record and beneficial owner of (i) 34,538,061 Subordinated Units, (ii) 5,929,025 Class B Units, and (iii) 5,599,634 Class C Units. The Subordinated Units, Class B Units, and Class C Units may all be converted into Common Units on a one-for-one basis. If converted, Williams would be the record and beneficial owner of 46,066,720 Common Units, representing 32.1% of the outstanding Common Units, as calculated in accordance with Rule 13d-3(d)(1). None of the Listed Persons have any beneficial interest in any Common Units.

(b) If the Subordinated Units, Class B Units, and Class C Units discussed in this Schedule 13D were converted into Common Units, Williams would have (i) sole power to vote 46,066,720 Common Units, (ii) shared power to vote 0 Common Units; (iii) sole power to dispose of 46,066,720 Common Units, and (iv) shared power to vote 0 Common Units.

(c) Except as described in Item 4 above and Item 6 below, neither Williams nor, to the knowledge of Williams, any of the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d) Williams has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by Williams to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by Williams.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Pursuant to the Subscription Agreement, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) on December 20, 2012, by and among the Issuer, GIP-A Holding (CHK), L.P., a Delaware limited partnership, GIP-B Holding (CHK), L.P., a Delaware limited partnership, GIP-C Holding (CHK), L.P., a Delaware limited partnership, GIP II Eagle Holdings Partnership, L.P., a Delaware limited partnership, GIP II Hawk and Williams. The Registration Rights Agreement provides Williams with certain rights to demand that the Issuer register the Subject Interests under the Securities Act of 1933, as amended, and to allow Williams to include the Subject Interests in certain registration statements filed by the Issuer. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement filed as Exhibit 3 hereto, which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

1	Purchase Agreement dated as of December 11, 2012, by and among GIP-A Holding (CHK), L.P., GIP-B Holding (CHK), L.P., GIP-C Holding (CHK), L.P. and The Williams Companies, Inc.

2	Subscription Agreement dated as of December 11, 2012, by and among Access Midstream Partners, L.P., Access Midstream Partners GP, L.L.C., GIP II Hawk Holdings Partnership, L.P. and The Williams Companies, Inc. (incorporated by reference to Exhibit 2.2 of to the Current Report on Form 8-K filed December 12, 2012 by Access Midstream Partners, L.P.)

3	Amended and Restated Registration Rights Agreement dated December 20, 2012, by and among Access Midstream Partners, L.P., GIP-A Holding (CHK), L.P., GIP-B Holding (CHK), L.P., GIP-C Holding (CHK), L.P., GIP II Eagle Holdings Partnership, L.P., GIP II Hawk Holdings Partnership, L.P. and The Williams Companies, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 26, 2012 by Access Midstream Partners, L.P.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2012

The Williams Companies, Inc.

By:	/s/ Sarah Miller
	Name:	Sarah Miller
	Title:	Corporate Secretary

Schedule 1

Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Director, Chief Executive Officer, and President

Citizenship: USA

Donald R. Chappel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer

Citizenship: USA

Robyn L. Ewing

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and Chief Administrative Officer

Citizenship: USA

Frank Ferazzi

c/o The Williams Companies, Inc.

2800 Post Oak Blvd.

Houston, Texas 77056

Principal Occupation: Vice President — Gas Pipeline

Citizenship: USA

Rory L. Miller

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President, Midstream

Citizenship: USA

Craig L. Rainey

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and General Counsel

Citizenship: USA

James E. Scheel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President, Corporate Strategic Development

Citizenship: USA

Board of Directors of The Williams Companies, Inc.

Alan Armstrong

(see Above)

Joseph R. Cleveland

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Kathleen B. Cooper

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Fellow of the Tower Center for Political Studies at Southern Methodist University

Citizenship: USA

John A. Hagg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman, Strad Energy Services Ltd.

Citizenship: USA

Juanita H. Hinshaw

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Chief Executive Officer of H&H Advisors (a financial consulting firm she founded)

Citizenship: USA

Frank T. MacInnis

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman of the Board of The Williams Companies, Inc. and Chairman of the Board of EMCOR

Group, Inc. (an electrical and mechanical construction company and energy infrastructure service provider)

Citizenship: USA

Steven W. Nance

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Manager, Steele Creek Energy, LLC

Citizenship: USA

Murray D. Smith

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Murray Smith and Associates (a consulting firm that provides strategic advice to the North American energy sector); former Minister of Energy for Alberta, Canada

Citizenship: USA

Janice D. Stoney

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Laura A. Sugg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA